Suite 900, 607 14th Street, NW

Washington, DC 20005-2018

t 202 508 5800 f 202 508 5858

June 26, 2013	direct dial 202 508 5817 direct fax 202 204 5632 scbrown@kilpatricktownsend.com

VIA EDGAR

Mr. Mark Webb

Legal Branch Chief

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	SI Financial Group, Inc.
Amendment No. 2 to Registration Statement on Form S-4
Filed June 13, 2013
File Number 333-188016

Dear Mr. Webb:

On behalf of SI Financial Group, Inc. (the “Company”), enclosed for filing is Pre-Effective Amendment No. 3 to the Registration Statement on Form S-4 (the “Amended Registration Statement”), including exhibits, marked to indicate changes from the Amendment to the Registration Statement on Form S-4 filed on June 13, 2013.

The Amended Registration Statement is filed in response to the staff’s comment letter issued on June 21, 2013. To aid in your review, we have repeated the staff’s comments followed by the Company’s responses and indicated where the document has been revised in response to such comments.

Stock Ownership of Newport Bancorp, page 75

Comment No. 1

We note your response to our prior comment number 4. As previously requested, please identify the natural person or persons who are the beneficial owners of the Newport Bancorp shares held by Thomas Horstmann. We note that Thomas Horstmann, in its Form ADV filed with the SEC, reports having only 15 employees, only seven of whom are investment advisors.

ATLANTA AUGUSTA CHARLOTTE DENVER LOS ANGELES NEW YORK RALEIGH SAN DIEGO SAN FRANCISCO

SEATTLE SHANGHAI SILICON VALLEY STOCKHOLM TOKYO WALNUT CREEK WASHINGTON WINSTON-SALEM

Mr. Mark Webb

June 26, 2013

Response to Comment No. 1

Additional disclosure related to the natural person or persons who are the beneficial owners of the Newport Bancorp shares held by Thomson Horstmann has been added to page 193 of the proxy/statement prospectus.

Unaudited Pro Forma Combined Condensed Consolidated Financial Data, page 97

Comment No. 2

We note your response to comment 2 to our letter dated June 7, 2013. Please remove the portion of pro forma adjustment (3) for the sale of loans of $10.0m from your next amendment as it does not appear that this adjustment gives effect to events that are (i) directly attributable to the transaction, (ii) expected to have a continuing impact on the company and are (iii) factually supportable pursuant to Rule 11-02 (b) (6) of Regulation S-X.

Response to Comment No. 2

The requested revisions have been made to pages 98 and 99 of the proxy statement/prospectus.

* * * * *

In connection with the above responses, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions about our responses or require any additional information, please do not hesitate to call Victor L. Cangelosi at (202) 508-5854 or me at (202) 508-5817.

Very truly yours,

/s/ Scott A. Brown

Scott A. Brown

Mr. Mark Webb

June 26, 2013

cc:	David Lyon, Securities and Exchange Commission
John Nolan, Securities and Exchange Commission
David Irving, Securities and Exchange Commission
Rheo A. Brouillard, SI Financial Group, Inc.
Victor L. Cangelosi, Kilpatrick Townsend & Stockton LLP